EXHIBIT 99.6

CONSENT OF INDEPENDENT PETROLEUM ENGINEERS

We hereby consent to the use of our name in the Annual Report on Form 40‑F (the “Annual Report”) of Enerplus Corporation (the “Registrant”). We hereby further consent to the inclusion in the Annual Report of the Registrant’s Annual Information Form dated February 23, 2018 for the year ended December 31, 2017 which document makes reference to our firm and our report dated February 21, 2018 evaluating the Registrant’s shale gas and contingent resources interests effective December 31, 2017.

Dallas, Texas, U.S.A. February 22, 2018	NETHERLAND, SEWELL & ASSOCIATES, INC.

/s/ Joseph J. Spellman
JOSEPH J. SPELLMAN, P.E.
SENIOR VICE PRESIDENT